Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income before income taxes	$1,719	$1,204	$2,662	$1,696
Add: Total fixed charges (per below)	493	475	964	979
Less: Interest capitalized	13	15	29	28

Total earnings before income taxes	2,199	1,664	3,597	2,647

Fixed charges:
Interest (1)	236	230	462	486
Portion of rental expense representative of the interest factor	257	245	502	493

Total fixed charges	$493	$475	$964	$979

Ratio of earnings to fixed charges	4.5	3.5	3.7	2.7

(1)	The three and six month periods ended June 30, 2014 include non-cash interest accretion related to Bankruptcy Settlement Obligations.